17 December 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

SEC Mail Processing
Section

DEC 3 0 2008

Washington, DC
111

08006361

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
JAN 0 7 2009
THOMSON REUTERS

Stephen Birrell
CFO & Company Secretary

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
17 December 2008

BIONOMICS' ANTI-ANXIETY CANDIDATE BNC210 SUCCESSFULLY COMPLETES SAFETY STUDIES

Adelaide, Australia: Bionomics Limited (ASX: BNO) today announced the completion of its pivotal safety and tolerability evaluation studies in animals of BNC210, Bionomics' anti-anxiety lead candidate.

The completion of this program is a key milestone in the drug development process for BNC210, with Bionomics on track to make regulatory submissions to enable clinical development.

Dr Deborah Rathjen, Bionomics CEO & Managing Director said, "We are pleased to have successfully concluded these studies with BNC210, confirming that BNC210 does indeed have a broad therapeutic window in animal tests. We believe that BNC210 has the potential to be an improved anxiolytic for the treatment of both acute and generalized anxiety disorders, and in the early treatment of depression in combination with anti-depressants, replacing the use of drugs such as Valium and Prozac in the treatment of anxiety."

The BNC210 program leader, Dr Sue O'Connor commented, "Preclinical data shows that in animals BNC210 is able to reduce anxiety without the common side effects of current anxiety drugs including drowsiness, impairment of memory and motor function. In addition, BNC210 has been shown to be fast-acting and effective with a single daily dose. In addition to the just completed safety studies, other recent animal studies with BNC210 have shown that BNC210 affects regions of the brain involved in anxiety and have provided biomarkers for evaluation in the clinical setting. "

Anxiety is a common debilitating condition that affects 19 million patients in the US alone, and has an estimated market value $5-$12 billion worldwide. Many of the largest blockbuster drugs are for treating anxiety including Valium, Prozac, Paxil, Buspar and Zoloft. Most of the current anxiety therapeutics are not ideal and have a range of side effects, including sedation and loss of memory.

Bionomics strategy is to partner BNC210 for clinical development as the Company continues to focus on advancing its anti-cancer drug, BNC105, which is nearing completion of Phase I trials and will commence Phase II trials in 2009.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101
drathjen@bionomics.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system..

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments, including, without limitation, statements made regarding BNC105, BNC210 and its' drug development programs are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward looking statements, including risks related to our available funds or existing funding arrangements, a further downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this announcement.

16 December 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

ASX ANNOUNCEMENT
16 December 2008

OPTIONS UNDERWRITING

16 December 2008; Adelaide, Australia: Bionomics Limited (ASX:BNO), today announced that following the achievement of major milestones in 2008 and with clinical trial and partnership prospects in 2009, institutional and other shareholders have shown their confidence in Bionomics and committed to exercise and/or subscribe for additional BNOOB options at $0.22, which expire on 31 January 2009.

The support by existing shareholders and optionholders for a minimum of 15,000,000 shares, underpins the appointment of Phillip Capital Pty Ltd to manage the underwriting of the exercise of up to 31,535,063 BNOOB options, to raise up to $6,937,714. The final Underwritten Amount will be announced in January 2009.

As indicated at the Company's AGM held on 5th November, the outlook for 2009 includes the following milestones:

- Completion of the current Phase I trial of BNC105 and reporting of results
- Progression of BNC105 to Phase II clinical trial.
- Achieve a second major partnership.

Dr Peter Jonson Chairman of Bionomics said "This funding will take the Company forward, continuing the development of BNC105 and securing a major deal, which are our significant objectives for 2009. We are pleased with the early show of support over six weeks before the expiry of BNOOB options, including an investment by a specialist life science investment fund."

Phillip Capital Pty Ltd and Intersuisse Ltd, an ASX Market Participant, will receive the following fees in respect of this issue; an underwriting fee of 6% of the Underwritten Amount out of which fees will be paid to sub-underwriters, plus a corporate fee of $30,000 and a Management fee of 2% of the Underwritten Amount.

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101 / 0418 160 425
drathjen@bionomics.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to

identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

END